Exhibit 99.1

April 8, 2016

 2016 First Quarter Conference Call
Richmond, (BC) – Catalyst Paper (TSX:CYT) will hold a conference call on Tuesday, May 10, 2016 at 8:00 a.m. PDT / 11:00 a.m. EDT to review the Company's 2016 first quarter results.  Joe Nemeth, President & Chief Executive Officer and Frank De Costanzo, Senior Vice President & Chief Financial Officer, will host the call.

The first quarter report will be released on Monday, May 9th after market close and will be available on the Reports page of Catalyst Paper's website at http://catalystpaper.com/investors.

To participate in the conference call, please dial:

877-291-4570 (North America Toll Free) or
647-788-4919 (Greater Toronto Area and International)

Following the call, the earnings presentation and webcast will be archived on the Events and Presentations page of Catalyst Paper's website at www.catalystpaper.com/investors.

About Catalyst Paper Corporation

Catalyst Paper manufactures diverse printing papers such as coated freesheet, C1S, coated and uncoated groundwood, newsprint, directory, as well as market pulp. Customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With five mills across North America, Catalyst has annual production capacity of 2.3 million tonnes. Catalyst is headquartered in Richmond, British Columbia, Canada, and is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.

For further information, please contact:

Eduarda Hodgins
Director, Organization Development & Communications
604-247-4369
eduarda.hodgins@catalystpaper.com